Your **Vote** Counts!

MANCHESTER UNITED PLC

2022 Annual Meeting

Vote by June 07, 2022 11:59 PM ET. For shares held in a Plan, vote by June 05, 2022 11:59 PM ET.

MANCHESTER UNITED PLC
SIR MATT BUSBY WAY, OLD TRAFFORD
MANCHESTER M16 0RA
UNITED KINGDOM



You invested in MANCHESTER UNITED PLC and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 08, 2022.**

Get informed before you vote

View the Annual Report, Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 25, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

June 08, 2022
3:30 PM EDT

In the offices of Woods Oviatt Gilman LLP
1900 Bausch and Lomb Place, Legacy Tower
Rochester, NY 14604

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of Directors **Nominees:**	
1a.	Avram Glazer	For
1b.	Joel Glazer	For
1c.	Richard Arnold	For
1d.	Cliff Baty	For
1e.	Kevin Glazer	For
1f.	Bryan Glazer	For
1g.	Darcie Glazer Kassewitz	For
1h.	Edward Glazer	For
1i.	Robert Leitâo	For
1j.	Manu Sawhney	For
1k.	John Hooks	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.